UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of December 2015

Commission File Number: 001-37643

KITOV PHARMACEUTICALS HOLDINGS LTD.

(Translation of registrant's name into English)

One Azrieli Center, Round Building Tel Aviv, 6701101, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

The Registrant announces that on November 30, 2015, it published in Hebrew periodic reports with the Israel Securities Authority and the Tel Aviv Stock Exchange, containing its unaudited condensed consolidated interim financial statements for the nine-month period ending September 30, 2015, and a Report of its Board of Directors on the Registrant's current financial position, operating results and business, in accordance with the rules and regulations of the Tel Aviv Stock Exchange and the Israeli Securities Authority.   Attached hereto as Exhibits 99.1 and 99.2 respectively, are a translation of the nine-month financial reports and a translation of the report of the Registrant's Board of Directors.

This report on Form 6-K of the registrant consists of the following documents, which are attached hereto and incorporated by reference herein:

Exhibits

99.1	Translation of the Registrant’s unaudited condensed consolidated interim financial statements for the nine-month period ending September 30, 2015.
99.2	Translation of the report of the Registrant's Board of Directors.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements contained herein are forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and federal securities laws.  Forward-looking statements are characterized by the use of forward-looking terminology such as “will,” “expects,” “anticipates,” “continue,” “believes,” “should,” “intended,” “projected,” “guidance,” “preliminary,” “future,” “planned,” “committed,”  and other similar expressions and derivations thereof. These forward-looking statements include, but are not limited to, statements relating to the company’s objectives, plans and strategies, statements of preliminary or projected results of operations or of financial condition and all statements that address activities, events or developments that the company intends, expects, projects, believes or anticipates will or may occur in the future. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. These forward-looking statements are based on assumptions and assessments made by management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate. Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things: changes in the target market and the introduction of competitive products, regulatory, legislative and policy changes, and clinical results. Any guidance and other forward-looking statements in this report are made as of the date hereof, and the Registrant undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. More detailed information about the risks and uncertainties affecting the Registrant is contained under the heading "Risk Factors" in Kitov Pharmaceuticals Holdings Ltd.'s Registration Statement on Form F-1 filed with the SEC, which is available on the SEC's website, www.sec.gov.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KITOV PHARMACEUTICALS LTD.

Date: December 1, 2015	By:	/s/Simcha Rock
Simcha Rock
Chief Financial Officer